UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.2)*

AEP INDUSTRIES INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

001031103
(CUSIP Number)

Jonathan Brooks
Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA  90067
(310) 286-2929

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JMB Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 108,297
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 108,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

 1 This Schedule 13D is being filed jointly by the Reporting Persons. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 001031103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 108,297
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 108,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 001031103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 108,297
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 108,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 001031103	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 108,297
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 108,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 001031103	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 108,297
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 108,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 001031103	13D	Page 7 of 11 Pages

This Amendment No. 2 to a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2010 and amended on May 16, 2011 (as so amended, the “Schedule 13D”), is being filed to report the disposition of 505,500 shares of the Issuer’s Common Stock, par value $.01 per share (the “Common Stock”) resulting in the Reporting Persons ceasing to be the beneficial owner of more than 5% of the Common Stock, so that Items 4 and 5 are hereby amended and restated in their entirety, as below:

Item 4.            Purpose of the Transaction.

The Reporting Persons sold 500,000 shares of the Common Stock to the Issuer on June 17, 2011 at a price of $29.30 per share. In addition, the Reporting Persons sold an aggregate of 5,500 shares of the Common Stock in the open market. The disposition to the Issuer resulted in the Reporting Persons ceasing to be the beneficial owner of more than 5% of the Common Stock.

The Reporting Persons may continue to review JMB Capital Partners Master Fund, L.P.’s (the “Master Fund”) investment in the Issuer on an ongoing basis and may engage in discussions with Issuer’s management, its Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Master Fund's investment in the Issuer as the Reporting Persons deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the shares of Common Stock still held by the Master Fund, engaging in short selling or any hedging or similar transactions with respect to the Common Stock, or otherwise changing their intention with respect to any and all matters referred to in this Item 4.

Accordingly, while the Reporting Persons do not have any specific plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing to the Issuer or third parties any or all of such transactions.

Item 5.            Interest in Securities of the Issuer.

(a)           As of the date hereof, the Master Fund is the owner of 108,297 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by the Master Fund.   Based on (i) 6,137,888 shares of Common Stock of the Issuer currently outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended April 30, 2011 and; (ii) the Issuer’s repurchase of an aggregate of 650,000 shares of Common Stock as reported in the Issuer’s Form 8-K filed with the SEC on June 21, 2011, the Reporting Persons are currently the beneficial owner of 2.0% of the outstanding Common Stock.

CUSIP No. 001031103	13D	Page 8 of 11 Pages

(b)           Sole power to vote or to direct the vote:         0

Shared power to vote or to direct the vote:  Each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the shares held by the Master Fund.

Sole power to dispose of or to direct the disposition:       0

Shared power to dispose of or to direct the disposition:  Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of the shares held by the Master Fund.

(c)           Set forth below are transactions effected by the Master Fund in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Issuer’s Common Stock in the past 60 days.

TRADE DATE	SHARES SOLD	SALES PRICE	TYPE OF TRANSACTION
6/17/2011	500,000	$29.30	Repurchase by the Issuer
6/17/2011	91	$29.90	Open Market/Broker Transaction
6/17/2011	1,600	$29.89	Open Market/Broker Transaction
6/17/2011	809	$28.85	Open Market/Broker Transactions
6/20/2011	63	$29.50	Open Market/Broker Transactions
6/20/2011	106	$29.54	Open Market/Broker Transactions
6/20/2011	407	$29.59	Open Market/Broker Transactions
6/20/2011	206	$29.595	Open Market/Broker Transactions
6/20/2011	102	$29.60	Open Market/Broker Transactions
6/20/2011	3	$29.6050	Open Market/Broker Transactions

CUSIP No. 001031103	13D	Page 9 of 11 Pages

TRADE DATE	SHARES SOLD	SALES PRICE	TYPE OF TRANSACTION
6/20/2011	9	$29.61	Open Market/Broker Transactions
6/20/2011	4	$29.615	Open Market/Broker Transactions
6/20/2011	500	$29.6250	Open Market/Broker Transactions
6/20/2011	100	$29.63	Open Market/Broker Transactions
6/20/2011	100	$29.67	Open Market/Broker Transactions
6/22/2011	698	$29.30	Open Market/Broker Transactions
6/22/2011	400	$29.35	Open Market/Broker Transactions
6/22/2011	100	$29.40	Open Market/Broker Transactions
6/22/2011	202	$29.405	Open Market/Broker Transactions

(d)           Not Applicable.

(e)           The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 17, 2011.

CUSIP No. 001031103	13D	Page 10 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2011

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 001031103	13D	Page 11 of 11 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of AEP Industries Inc. and hereby affirms that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 23, 2011

JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks